Nicholas Limited Edition
NSAR-B
Exhibit 99-77J

At December 31, 2006, reclassifications were recorded to increase accumulated undistributed net investment income by $15,870 and decrease paid in capital by $15,870. This adjustment is attributable to the reclass of the net operating loss.